EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014

Profit	$104	$148	$237	$279

Add:
Provision for income taxes	46	58	98	106

Profit before income taxes	$150	$206	$335	$385

Fixed charges:
Interest expense	$150	$155	$301	$317
Rentals at computed interest*	2	2	3	3

Total fixed charges	$152	$157	$304	$320

Profit before income taxes plus fixed charges	$302	$363	$639	$705

Ratio of profit before income taxes plus fixed charges to fixed charges	1.99	2.31	2.10	2.20

*Those portions of rent expense that are representative of interest cost.